UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL _____________________________ OMB NUMBER: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response 10.4

SCHEDULE 13G

Under the Securities Exchange Act of 1934

VALCENT PRODUCTS, INC.

(Name of Issuer)

Common Stock

(Title of Class Securities)

918881103

(CUSIP NUMBER)

July 29, 2005

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO. 918881103

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Pagic L.P

2.	Check the appropriate Box if a Member of a Group (See Instructions)

(a)

(b)
______________________________________________________________________________________

3.	SEC Use Only
______________________________________________________________________________________

4.	Citizenship or Place of Organization Nevada, U.S.A
______________________________________________________________________________________

Number of	5.	Sole Voting Power 4,000,000
Shares Bene-
ficially by	6.	Shared Voting Power 0
Owned by Each
Reporting	7.	Sole Dispositive Power. 4,000,000
Person With:
	8.	Shared Dispositive Power 0
 ________________________________________________________________________

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,000,000

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions

11	Percent of Class Represented by Amount in Row (9) 13%
______________________________________________________________________________________

12	Type of Reporting Person (See Instructions) PN

______________________________________________________________________________________

Item 1
	(a) Name of Issuer:	Valcent Products, Inc.
	Address of Issuer's Principal Executive Offices:	789 West Pender St., Suite 1010
Vancouver, B.C. Canada V6C IH2
Item 2
	(a) Name of Person Filing:	Pagic L.P.
	(b) Address of Principal Business Office or, if none, residence:	6476 Calle Del Sol
El Paso, TX 79912

	(c) Citizenship:	Nevada, U.S.A.
	(d) Title of Class of Securities:	Common Stock
	(e) CUSIP Number:	918881103

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐ An investment adviser in accordance with §240.13d- 1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

(b)	Percent of class:	13%

(c)	Number of shares as to which the person has:

	(i) Sole power to vote or to direct the vote	4,000,000

	(ii) Shared power to vote or to direct the vote	0

	(iii) Sole power to dispose or to direct the disposition of	4,000,000

	(iv) Shared power to dispose or to direct the disposition of	0

Item 5. Ownership of Five Percent or Less of a Class. Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person. Not Applicable

Item 8. Identification and Classification of Members of the Group. Not Applicable

Item 9. Notice of Dissolution of Group. Not Applicable

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	June 5, 2007

By:	/s/ Perry Martin
Pagic L.P.
Title Director

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).